SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                 -------------------------------------------

                                  FORM 11-K

                   Annual Report Pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934

                 -------------------------------------------


                [ X ] Annual report pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934.

                For the fiscal year ended December 31, 1993.



                                     OR



                [  ] Transition report pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934.

                       For the transition period from
                       _____________ to _____________.



               Commission file number of the issuer:  0-15734



                            REPUBLIC BANCORP INC.
                     TAX-DEFERRED SAVINGS PLAN AND TRUST
                            (Full title of plan)



                            REPUBLIC BANCORP INC.
                            1070 East Main Street
                           Owosso, Michigan 48867
                     (Name of the issuer and address of
                       its principal executive office)

                          REQUIRED INFORMATION

Items 1-3.  Financial Statements

     Not applicable.

Item 4.  ERISA Financial Statements

     The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the "Plan"), have been prepared in accordance with the financial reporting requirements of ERISA:

          Financial statements for the years ended December 31, 1993 and 1992, Supplemental Schedules for the year ended December 31, 1993, and Independent Auditors' Report dated June 24, 1994.

     Attached as Exhibit 23 is a written consent of Deloitte & Touche, independent auditors for the Plan.

                    REPUBLIC BANCORP INC.

                  TAX DEFERRED SAVINGS PLAN



                Financial Statements for the
           Years Ended December 31, 1993 and 1992.
               Supplemental Schedules for the
              Year Ended December 31, 1993, and
                Independent Auditors' Report

REPUBLIC BANCORP INC. TAX DEFERRED SAVINGS PLAN

Table of Contents
- - -------------------------------------------------------------------------------

                                                                         Page #
                                                                         ------
INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992:

   Statements of Net Assets Available for Benefits                         2-3

   Statements of Changes in Net Assets Available for Benefits              4-5

   Notes to Financial Statements                                           6-9

   Signatures                                                               10

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1993:

   Item 27a - Schedule of Assets Held for Investment Purposes          Included

   Item 27b - Schedule of Loans or Fixed Income                    Not required

   Item 27c - Schedule of Leases in Default or Classified as
     Uncollectible                                                 Not required

   Item 27d - Schedule of Reportable Transactions                      Included

   Items 27e and 27f - Schedule of Non-Exempt Transactions         Not required

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
  Republic Bancorp Inc. Tax Deferred Savings Plan
Owosso, Michigan

We have audited the accompanying statements of net assets available for benefits of Republic Bancorp Inc. Tax Deferred Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE
Detroit, Michigan

June 24, 1994

REPUBLIC BANCORP INC. TAX DEFERRED SAVINGS PLAN
Statement of Net Assets Available for Benefits
As of December 31, 1993

                                                                          SUPPLEMENTARY INFORMATION
                                          ------------------------------------------------------------------------------------------
                                                                                                            Equi-    Equi-    Equi-
                                                                                         Equi-     Equi-    table    table    table
                                                                      Republic   Cash/   table     table    Common   Fixed    Money
                                                     Bond    Equity    Stock     Loan  Aggressive Balanced  Stock    Income   Market
                                Combined  GIC Fund   Fund     Fund      Fund     Fund     Fund      Fund     Fund     Fund     Fund
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------
INVESTMENTS AT FAIR VALUE
 (Notes 2 and 4):
   Cash and cash equivalents   $  124,245 $ 14,107 $ 11,223 $ 30,254 $   15,905 $  2,295                                     $50,461
   Common stocks:
     Short-term investments       735,385                    511,232                     $62,844  $44,961  $115,329 $  1,019
     Republic Bancorp Inc.
      (182,324 shares)          2,506,955                             2,506,955
   Corporate bonds              1,274,692  632,160  251,786                                                          390,746
   Accrued investment income       35,891    2,977    1,340      645     10,979            6,463      441     4,847    8,060     139
   Loans to participants          109,869                                        109,869
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------
         Total investments      4,787,037  649,244  264,349  542,131  2,533,839  112,164  69,307   45,402   120,176  399,825  50,600
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------

OTHER ASSETS:
   Contributions:
     Receivable from employer      34,745                                34,745
     Due from participants        117,248   18,667   11,723   25,869     46,068   14,921
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------
         Total other assets       151,993   18,667   11,723   25,869     80,813   14,921
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------
         Total assets           4,939,030  667,911  276,072  568,000  2,614,652  127,085  69,307   45,402   120,176  399,825  50,600
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------

NET ASSETS AVAILABLE FOR
  BENEFITS                     $4,939,030 $667,911 $276,072 $568,000 $2,614,652 $127,085 $69,307  $45,402  $120,176 $399,825 $50,600
                               ========== ======== ======== ======== ========== ======== =======  =======  ======== ======== =======

REPUBLIC BANCORP INC. TAX DEFERRED SAVINGS PLAN
Statement of Net Assets Available for Benefits
As of December 31, 1992

                                                            SUPPLEMENTARY INFORMATION
                                              -----------------------------------------------------
                                                                               Republic      Cash/
                                                          Bond      Equity      Stock        Loan
                                  Combined    GIC Fund    Fund       Fund        Fund        Fund
                                 ----------   --------   -------   --------   ----------   --------
INVESTMENTS AT FAIR VALUE
 (Notes 2 and 4):
   Cash and cash equivalents     $   34,660   $  4,882   $ 4,560   $  6,138   $   13,972   $  5,108
   Common stocks:
     Short-term investments         217,689                         217,689
     Republic Bancorp Inc.
      (141,426 shares)            1,542,832                                    1,542,832
   Corporate bonds                  482,942    406,662    76,280
   Loans to participants            138,003                                                 138,003
                                 ----------   --------   -------   --------   ----------   --------
        Total investments         2,416,126    411,544    80,840    223,827    1,556,804    143,111
                                 ----------   --------   -------   --------   ----------   --------

OTHER ASSETS:
   Contributions
     Receivable from employer         7,200                                        7,200
                                 ----------   --------   -------   --------   ----------   --------
        Total other assets            7,200          -         -          -        7,200          -
                                 ----------   --------   -------   --------   ----------   --------
        Total assets              2,423,326    411,544    80,840    223,827    1,564,004    143,111
                                 ----------   --------   -------   --------   ----------   --------

   Due to (from) participants        33,207     (4,400)   (2,159)       (35)      10,684     29,117
                                 ----------   --------   -------   --------   ----------   --------
        Total liabilities            33,207     (4,400)   (2,159)       (35)      10,684     29,117
                                 ----------   --------   -------   --------   ----------   --------

NET ASSETS AVAILABLE FOR
 BENEFITS                        $2,390,119   $415,944   $82,999   $223,862   $1,553,320   $113,994
                                 ==========   ========   =======   ========   ==========   ========

REPUBLIC BANCORP INC. TAX DEFERRED SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 1993

                                                                          SUPPLEMENTARY INFORMATION
                                          ------------------------------------------------------------------------------------------
                                                                                                            Equi-    Equi-    Equi-
                                                                                         Equi-     Equi-    table    table    table
                                                                      Republic   Cash/   table     table    Common   Fixed    Money
                                                     Bond    Equity    Stock     Loan  Aggressive Balanced  Stock    Income   Market
                                Combined  GIC Fund   Fund     Fund      Fund     Fund     Fund      Fund     Fund     Fund     Fund
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
   Investment income:
     Interest                  $  101,980 $ 29,932 $ 11,508 $    821 $    5,095          $ 8,159  $ 4,646  $ 18,896 $ 19,928 $ 2,995
     Dividends                     37,008                      5,533     31,475
     Net appreciation in
      market value of
      investments                 509,526               828    3,123    504,964                                          611
   Transfers among funds                0 (30,156)    6,764   19,929      3,463
   Interest on loans to
    participants                   10,405    3,255    1,463    3,446      2,132                                          109
   Assets from Premier
    (Note 1)                      633,350                                                 61,148   40,756   101,812  382,029  47,605
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------
       Total                    1,292,269    3,031   20,563   32,852    547,129           69,307   45,402   120,708  402,677  50,600
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------
   Contributions:
     Participants               1,086,428  262,702  179,973  347,388    296,365
     Employer - net of
      forfeitures                 316,522    7,905                      308,617
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------
       Total                    1,402,950  270,607  179,973  347,388    604,982
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------
       Total additions          2,695,219  273,638  200,536  380,240  1,152,111           69,307   45,402   120,708  402,677  50,600
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Benefits paid to
    participants                (161,864) (57,617)  (4,267) (21,835)   (75,129)        -       -        -     (532)  (2,484)       -
   Net transfers to (from)
    fund for loans to
    participants                   15,556   35,946  (3,196) (14,267)   (15,650)   13,091                               (368)
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------
       Total deductions         (146,308) (21,671)  (7,463) (36,102)   (90,779)   13,091       -        -     (532)  (2,852)       -
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------

NET INCREASE                    2,548,911  251,967  193,073  344,138  1,061,332   13,091  69,307   45,402   120,176  399,825  50,600

NET ASSETS AVAILABLE FOR
 BENEFITS:
   Beginning of year            2,390,119  415,944   82,999  223,862  1,553,320  113,994
                               ---------- -------- -------- -------- ---------- -------- -------  -------  -------- -------- -------
   End of year                 $4,939,030 $667,911 $276,072 $568,000 $2,614,652 $127,085 $69,307  $45,402  $120,176 $399,825 $50,600
                               ========== ======== ======== ======== ========== ======== =======  =======  ======== ======== =======

REPUBLIC BANCORP INC. TAX DEFERRED SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 1992

                                                             SUPPLEMENTARY INFORMATION
                                              -----------------------------------------------------
                                                                               Republic      Cash/
                                                          Bond      Equity      Stock        Loan
                                  Combined    GIC Fund    Fund       Fund        Fund        Fund
                                 ----------   --------   -------   --------   ----------   --------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
   Investment income:
     Interest                    $   40,384   $ 28,966   $ 3,632   $    516   $    7,270
     Dividends                       19,246                           3,601       15,645
     Net appreciation in market
      value of investments          707,577                1,485      8,878      697,214
   Transfers among funds                       (11,122)      178      5,910        5,034
   Interest on loans to
    participants                      8,435      4,878       420      1,595        1,542
                                 ----------   --------   -------   --------   ----------
       Total                        775,642     22,722     5,715     20,500      726,705
                                 ----------   --------   -------   --------   ----------
   Contributions:
     Participants                   395,405    113,293    38,421    104,276      139,415
     Employer - net of
      forfeitures                   159,205                                      159,205
                                 ----------   --------   -------   --------   ----------
       Total                        554,610    113,293    38,421    104,276      298,620
                                 ----------   --------   -------   --------   ----------
       Total additions            1,330,252    136,015    44,136    124,776    1,025,325
                                 ----------   --------   -------   --------   ----------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Benefits paid to
    participants                   (109,885)   (15,534)      209    (19,576)     (51,245)  $(23,739)
   Refund of prior period
    contributions                   (28,278)   (12,013)   (2,822)   (10,996)      (2,447)
   Net transfers (from) to fund
    for loans to participants                  (31,765)   (1,662)   (13,014)     (17,857)    64,298
                                 ----------   --------   -------   --------   ----------   --------
       Total deductions            (138,163)   (59,312)   (4,275)   (43,586)     (71,549)    40,559
                                 ----------   --------   -------   --------   ----------   --------

NET INCREASE                      1,192,089     76,703    39,861     81,190      953,776     40,559

NET ASSETS AVAILABLE FOR
 BENEFITS:
   Beginning of year              1,198,030    339,241    43,138    142,672      599,544     73,435
                                 ----------   --------   -------   --------   ----------   --------
   End of year                   $2,390,119   $415,944   $82,999   $223,862   $1,553,320   $113,994
                                 ==========   ========   =======   ========   ==========   ========

REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992
- - -------------------------------------------------------------------------


 1.   PLAN MERGER

   Effective January 1, 1993, Premier Bancorporation, Inc. (a subsidiary of Republic Bancorp Inc.) merged its existing 401(k) plan with the Plan. Total Plan assets increased $633,350 as a result of the merger. Five funds managed by the Equitable Life Insurance Society were merged with the Plan. Participants were allowed to maintain balances in these funds as of January 1, 1993; however, no further contributions can be made to these funds.


 2.   PLAN DESCRIPTION

   The Republic Bancorp Inc. Tax-Deferred Savings Plan (the "Plan") was established November 1, 1988 under the provisions of Section 401(k) of the Internal Revenue Code. The Plan is a voluntary savings plan for eligible employees of Republic Bancorp Inc. ("Republic").

   All employees of Republic are eligible to participate in the Plan after completing one year of continuous service. As of December 31, 1993 and 1992, there were 506 and 254 plan participants, respectively.

   Participant contributions are limited to 15% of the participant's compensation as defined in the Plan, or such maximum rates as may be approved by the Internal Revenue Service. Republic contributes an amount equal to 50% of each participant's elective deferrals for the Plan year up to 7% of the participant's annual compensation. Republic's contributions to the Plan are made to the Republic stock fund. Republic's contributions are vested 25% after two years of service and an additional 25% each year thereafter.

   If a nonvested participant is terminated from the Plan, the participant may be required to forfeit a portion of his account related to employer contributions. Forfeitures are applied as a reduction to required employer contributions.

   Each participant's account is credited with the participant's contribution and an allocation of Republic's contribution and Plan earnings. Allocations are based upon the participant's account balances. Expenses of operating the Plan are paid by Republic.

   Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee's interest in assets already in the Plan and any unvested balances would become fully vested.

   Four investment options are available to the participants of the Republic Bancorp Inc. Plan: the Guaranteed Investment Contract Fund, Intermediate Bond Fund, Equity Fund and Republic Bancorp Inc. Common Stock Fund.

   The Guaranteed Investment Contract Fund (GIC Fund) invests primarily in Guaranteed Investment Contracts issued by high-quality insurance companies. A Guaranteed Investment Contract is a negotiated contract with a major insurance company which includes a guarantee by the insurance company of principal and interest for a specific length of time. The contracts in this Fund can have maturities that range up to a maximum of eight years, with the average maturity being approximately three and one-half years. The Fund may also invest in various short-term investment vehicles for purposes of maintaining liquidity, and in order to make the Fund responsive to changes in interest rates.

   The Intermediate Bond Fund invests in short-term bonds with a current average maturity under four years.

   The Equity Fund invests in the common stock of growth-oriented companies.

   The Republic Bancorp Inc. Common Stock Fund invests 100% in the common stock of Republic Bancorp Inc.

   Additionally, Five investment options were available to the participants of the Premier Bancorporation, Inc. (a subsidiary of Republic Bancorp Inc.) 401(k) Plan prior to merger with the Plan: the Equitable Aggressive Fund, Equitable Balanced Fund, Equitable Common Stock Fund, Equitable Fixed Income Fund and Equitable Money Market Fund.

   The Equitable Aggressive Fund invests in securities of smaller sized companies (with capitalizations generally between $90 million to $1.5 billion) perceived to have greater growth potential than large companies.

   The Equitable Balanced Fund invests in common stocks, other equity type instruments, longer-term fixed income securities, publicly traded debt securities and short-term money market instruments.

   The Equitable Common Stock Fund invests in common stocks and other equity type securities issued by intermediate and large sized companies with an investment objective of long-term capital growth and increasing income.

   The Equitable Fixed Income Fund invests primarily in Guaranteed Investment Contracts issued by high quality insurance companies.

   The Equitable Money Market Fund is invested in a money market account at Republic Bank indexed to the 91 day Treasury Bill.

 3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accompanying financial statements reflect the accrual basis of accounting. Investments are stated at market value which is generally based on quoted prices as reported by the trustee. Loans to participants are recorded at cost which approximates market value.

   The cash/loan fund is used for receipt of participant contributions prior to their investment in designated funds and for accumulation of cash transfers from other funds prior to distribution or lending to participants.

   In 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide ("Audits of Employee Benefit Plans"). The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial
statements rather than be recorded as a liability of the Plan.   Such
amounts as of December 31, 1992 have been reclassified to net assets available for benefits. As of December 31, 1993 and 1992, benefits of $108,297 and $41,309, respectively, were due to participants who have withdrawn from participation in the Plan.


 4.   INVESTMENTS

   The following table represents the fair values of investments.
Investments that represent 5% or more of the Plan's assets are separately identified with an asterisk.

                                                  December 31,
                                              1993           1992
                                           ----------     ----------
Comerica Short-Term Fund (cash
  equivalent)                              $   73,784     $   34,660
Comerica Guaranteed Investment Contract
  Fund (corporate bonds)*                     632,160        406,662
Comerica Investment Contract Fund H
  (corporate bonds)*                          251,786         76,280
Comerica Investment Fund E (common
  stocks)*                                    511,232        217,689
Republic Bancorp Inc. common stock*         2,506,955      1,542,832
Equitable Aggressive Fund                      62,844              -
Equitable Balanced Fund                        44,961              -
Equitable Common Stock Fund                   115,329              -
Equitable Fixed Income Fund*                  391,765              -
Equitable Money Market Fund                    50,461              -
Loans to participants                         109,869        138,003
Accrued Investment Income                      35,891              -
                                           ----------     ----------
     Total                                 $4,787,037     $2,416,126
                                           ==========     ==========

 5.   TAX STATUS

   The Plan has received a favorable determination letter dated December 1, 1989 from the Internal Revenue Service that it is a qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code.

                             * * * * * * * *

                                SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    REPUBLIC BANCORP INC.
                                    TAX-DEFERRED SAVINGS
                                    PLAN AND TRUST

                                    REPUBLIC BANCORP INC.
                                    Plan Administrator



                                    By: /s/ Timothy G. Blazejewski
                                       --------------------------------
                                       Timothy G. Blazejewski, as Agent

REPUBLIC BANCORP INC. TAX DEFERRED SAVINGS PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1993
- - -----------------------------------------------------------------------------------------

                                                  Units/                          Fair
Description                                       Shares           Cost           Value
- - -----------                                      --------       ----------     ----------
*Comerica Short-Term Fund                          73,784       $   73,784     $   73,784

*Comerica Guaranteed Investment Contract Fund      63,216          632,160        632,160

*Comerica Investment Fund H                        18,887          245,885        251,786

*Comerica Investment Fund E                         4,345          470,880        511,232

*Republic Bancorp Inc. Common Stock               182,324        1,247,203      2,506,955

 Equitable Aggressive Fund                         62,844           62,844         62,844

 Equitable Balanced Fund                           44,961           44,961         44,961

 Equitable Common Stock Fund                      115,329          115,329        115,329

 Equitable Fixed Income Fund                      391,765          391,765        391,765

 Equitable Money Market Fund                       50,461           50,461         50,461

Loans to 30 participants against their
individual account balances, interest rates
from 7.1% to 11.0% and maturing through
February 2003                                                      109,869        109,869
                                                                ----------     ----------
          TOTAL                                                 $3,445,141     $4,751,146
                                                                ==========     ==========

*Party-in-interest

REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1993


 Number        Number
of Units      of Units                                    Purchase       Selling     Net Realized
Purchased       Sold           Asset Description           Price          Price       Gain/(Loss)
- - ---------     ---------     ------------------------     ----------     ----------   ------------

Series of Transactions:
1,958,473     1,920,465     Comerica Short-Term Fund     $1,958,473     $1,920,465      None

   24,378         1,600     Comerica Guaranteed
                            Investment Contract Fund        243,733         16,000      None

   13,055                   Comerica Intermediate
                            Bond Fund H                     175,103                     None

    2,540                   Comerica Equity Fund E          290,822                     None

   41,630         3,789     Republic Bancorp Inc.
                            Common Stock                    520,039         54,408     $28,377

Single Transaction:
                127,464     Comerica Short-Term Fund                       127,464      None

Note 1 - A reportable transaction, as defined by the Department of Labor, is any transaction or series of transactions in one security for 5% or more of the current value of plan assets at the beginning of the year.

                            EXHIBIT INDEX

                                                              Page
Exhibit                                                      Number
- - -------                                                      ------

23 Consent of Deloitte & Touche